As filed with the Securities and Exchange
                        Commission on September 25, 2007


                           Registration No. 333-145821
                Investment Company Act Registration No. 811-6730

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-14

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933       [X]


                        Pre-Effective Amendment No.                     [__]

                         Post-Effective Amendment No.                     1


                  AllianceBernstein Large Cap Growth Fund, Inc.
               (Exact Name of Registrant as Specified in Charter)

              1345 Avenue of the Americas, New York, New York 10105
               (Address of Principal Executive Office) (Zip Code)

               Registrant's Telephone Number, including Area Code:
                                 (800) 221-5672


                                 EMILIE D. WRAPP
                             AllianceBernstein L.P.
                           1345 Avenue of the Americas
                            New York, New York 10105
                     (Name and address of agent for service)


                          Copies of Communications to:
                               Kathleen K. Clarke
                               Seward & Kissel LLP
                               1200 G Street, N.W.
                             Washington, D.C. 20005


     The Joint Proxy Statement/Prospectus and the Statement of Additional Information in the form filed on September 19, 2006 pursuant to Rule 497 of the General Rules and Regulations under the Securities Act of 1933, as amended, are incorporated herein by reference.


     This amendment is being filed for the sole purpose of filing, as Exhibit 12 to this Registration Statement, the tax opinion of Seward & Kissel LLP, tax counsel for the Registrant.

                                     PART C

                                OTHER INFORMATION

ITEM 15. Indemnification

     It is the Registrant's policy to indemnify its directors and officers, employees and other agents to the maximum extent permitted by Section 2-418 of the General Corporation Law of the State of Maryland and as set forth in Article EIGHTH of Registrant's Articles of Incorporation, filed as Exhibit (a), Article VII and Article VIII of the Registrant's By-Laws filed as Exhibit (b) and
Section 10 of the Distribution Services Agreement filed as Exhibit (e)(1) all filed in response to Item 23 of the Registrant's Registration Statement filed on Form N-1A (File Nos. 33-49530 and 811-6730), and all as set forth below. The liability of the Registrant's directors and officers is dealt with in Article EIGHTH of Registrant's Articles of Incorporation, and Article VII, Section 7 and
Article VIII, Section 1 through Section 6 of the Registrant's By-Laws, as set forth below. The Adviser's liability for any loss suffered by the Registrant or its shareholders is set forth in Section 4 of the Advisory Agreement filed as Exhibit (d) in response to Item 23 of the Registrant's Registration Statement filed on Form N-1A (File Nos. 33-49530 and 811-6730), as set forth below.

Section 2-418 of the Maryland General Corporation Law reads as follows:

     "2-418 INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS.--

     (a)  In this section the following words have the meaning indicated.

          (1) "Director" means any person who is or was a director of a corporation and any person who, while a director of a corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan.

          (2) "Corporation" includes any domestic or foreign predecessor entity of a corporation in a merger, consolidation, or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

          (3)  "Expenses" include attorney's fees.

          (4)  "Official capacity" means the following:

               (i) When used with respect to a director, the office of director in the corporation; and

               (ii) When used with respect to a person other than a director as contemplated in subsection (j), the elective or appointive office in the corporation held by the officer, or the employment or agency relationship undertaken by the employee or agent in behalf of the corporation.

              (iii) "Official capacity" does not include service for any other foreign or domestic corporation or any partnership, joint venture, trust, other enterprise, or employee benefit plan.

          (5) "Party" includes a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

          (6) "Proceeding" means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative.

     (b) (1) A corporation may indemnify any director made a party to any proceeding by reason of service in that capacity unless it is established that:

               (i) The act or omission of the director was material to the matter giving rise to the proceeding; and

                    1.   Was committed in bad faith; or

                    2.   Was the result of active and deliberate dishonesty; or

               (ii) The director actually received an improper personal benefit in money, property, or services; or

              (iii) In the case of any criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful.

          (2) (i) Indemnification may be against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director in connection with the proceeding.

               (ii) However, if the proceeding was one by or in the right of the corporation, indemnification may not be made in respect of any proceeding in which the director shall have been adjudged to be liable to the corporation.

          (3) (i) The termination of any proceeding by judgment, order or settlement does not create a presumption that the director did not meet the requisite standard of conduct set forth in this subsection.

               (ii) The termination of any proceeding by conviction, or a plea of nolo contendere or its equivalent, or an entry of an order of probation prior to judgment, creates a rebuttable presumption that the director did not meet that standard of conduct.

          (4) A corporation may not indemnify a director or advance expenses under this section for a proceeding brought by that director against the corporation, except:

               (i) For a proceeding brought to enforce indemnification under this section; or

               (ii) If the charter or bylaws of the corporation, a resolution of the board of directors of the corporation, or an agreement approved by the board of directors of the corporation to which the corporation is a party expressly provide otherwise.

     (c) A director may not be indemnified under subsection (b) of this section in respect of any proceeding charging improper personal benefit to the director, whether or not involving action in the director's official capacity, in which the director was adjudged to be liable on the basis that personal benefit was improperly received.

     (d)  Unless limited by the charter:

          (1) A director who has been successful, on the merits or otherwise, in the defense of any proceeding referred to in subsection (b) of this section shall be indemnified against reasonable expenses incurred by the director in connection with the proceeding.

          (2) A court of appropriate jurisdiction upon application of a director and such notice as the court shall require, may order indemnification in the following circumstances:

               (i) If it determines a director is entitled to reimbursement under paragraph (1) of this subsection, the court shall order indemnification, in which case the director shall be entitled to recover the expenses of securing such reimbursement; or

               (ii) If it determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director has met the standards of conduct set forth in subsection (b) of this section or has been adjudged liable under the circumstances described in subsection (c) of this section, the court may order such indemnification as the court shall deem proper. However, indemnification with respect to any proceeding by or in the right of the corporation or in which liability shall have been adjudged in the circumstances described in subsection (c) shall be limited to expenses.

          (3) A court of appropriate jurisdiction may be the same court in which the proceeding involving the director's liability took place.

     (e) (1) Indemnification under subsection (b) of this section may not be made by the corporation unless authorized for a specific proceeding after a determination has been made that indemnification of the director is permissible in the circumstances because the director has met the standard of conduct set forth in subsection (b) of this section.

          (2)  Such determination shall be made:

               (i) By the board of directors by a majority vote of a quorum consisting of directors not, at the time, parties to the proceeding, or, if such a quorum cannot be obtained, then by a majority vote of a committee of the board consisting solely of two or more directors not, at the time, parties to such proceeding and who were duly designated to act in the matter by a majority vote of the full board in which the designated directors who are parties may participate;

               (ii) By special legal counsel selected by the board of directors or a committee of the board by vote as set forth in subparagraph (i) of this paragraph, or, if the requisite quorum of the full board cannot be obtained therefor and the committee cannot be established, by a majority vote of the full board in which directors who are parties may participate; or

              (iii) By the stockholders.

          (3) Authorization of indemnification and determination as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible. However, if the determination that indemnification is permissible is made by special legal counsel, authorization of indemnification and determination as to reasonableness of expenses shall be made in the manner specified in subparagraph (ii) of paragraph (2) of this subsection for selection of such counsel.

          (4) Shares held by directors who are parties to the proceeding may not be voted on the subject matter under this subsection.

     (f) (1) Reasonable expenses incurred by a director who is a party to a proceeding may be paid or reimbursed by the corporation in advance of the final disposition of the proceeding, upon receipt by the corporation of:

               (i) A written affirmation by the director of the director's good faith belief that the standard of conduct necessary for indemnification by the corporation as authorized in this section has been met; and

               (ii) A written undertaking by or on behalf of the director to repay the amount if it shall ultimately be determined that the standard of conduct has not been met.

          (2) The undertaking required by subparagraph (ii) of paragraph (1) of this subsection shall be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make the repayment.

          (3) Payments under this subsection shall be made as provided by the charter, bylaws, or contract or as specified in subsection (e) of this section.

     (g) The indemnification and advancement of expenses provided or authorized by this section may not be deemed exclusive of any other rights, by indemnification or otherwise, to which a director may be entitled under the charter, the bylaws, a resolution of stockholders or directors, an agreement or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office.

     (h) This section does not limit the corporation's power to pay or reimburse expenses incurred by a director in connection with an appearance as a witness in a proceeding at a time when the director has not been made a named defendant or respondent in the proceeding.

     (i)  For purposes of this section:

          (1) The corporation shall be deemed to have requested a director to serve an employee benefit plan where the performance of the director's duties to the corporation also imposes duties on, or otherwise involves services by, the director to the plan or participants or beneficiaries of the plan:

          (2) Excise taxes assessed on a director with respect to an employee benefit plan pursuant to applicable law shall be deemed fines; and

          (3) Action taken or omitted by the director with respect to an employee benefit plan in the performance of the director's duties for a purpose reasonably believed by the director to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the corporation.

     (j)  Unless limited by the charter:

          (1) An officer of the corporation shall be indemnified as and to the extent provided in subsection (d) of this section for a director and shall be entitled, to the same extent as a director, to seek indemnification pursuant to the provisions of subsection (d);

          (2) A corporation may indemnify and advance expenses to an officer, employee, or agent of the corporation to the same extent that it may indemnify directors under this section; and

          (3) A corporation, in addition, may indemnify and advance expenses to an officer, employee, or agent who is not a director to such further extent, consistent with law, as may be provided by its charter, bylaws, general or specific action of its board of directors or contract.

     (k) (1) A corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or who, while a director, officer, employee, or agent of the corporation, is or was serving at the request, of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan against any liability asserted against and incurred by such person in any such capacity or arising out of such person's position, whether or not the corporation would have the power to indemnify against liability under the provisions of this section.

          (2) A corporation may provide similar protection, including a trust fund, letter of credit, or surety bond, not inconsistent with this section.

          (3) The insurance or similar protection may be provided by a subsidiary or an affiliate of the corporation.

     (l) Any indemnification of, or advance of expenses to, a director in accordance with this section, if arising out of a proceeding by or in the right of the corporation, shall be reported in writing to the stockholders with the notice of the next stockholders' meeting or prior to the meeting."

Article EIGHTH of the Registrant's Articles of Incorporation reads as follows:

          "(1) To the full extent that limitations on the liability of directors and officers are permitted by the Maryland General Corporation Law, no director or officer of the Corporation shall have any liability to the Corporation or its stockholders for damages. This limitation on liability applies to events occurring at the time a person serves as a director or officer of the Corporation whether or not such person is a director or officer at the time of any proceeding in which liability is asserted.

          "(2) The Corporation shall indemnify and advance expenses to its currently acting and its former directors to the full extent that indemnification of directors is permitted by the Maryland General Corporation Law. The Corporation shall indemnify and advance expenses to its officers to the same extent as its directors and to such further extent as is consistent with law. The Board of Directors may by By-Law, resolution or agreement make further provisions for indemnification of directors, officers, employees and agents to the full extent permitted by the Maryland General Corporation Law.

          "(3) No provision of this Article shall be effective to protect or purport to protect any director or officer of the Corporation against any liability to the Corporation or its stockholders to which he would otherwise be subject by reason of wilful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

          "(4) References to the Maryland General Corporation Law in this Article are to that law as from time to time amended. No amendment to the Charter of the Corporation shall affect any right of any person under this Article based on any event, omission or proceeding prior to the amendment."

Article VII, Section 7 of the Registrant's By-Laws reads as follows:

          Section 7. Insurance Against Certain Liabilities. The Corporation shall not bear the cost of insurance that protects or purports to protect directors and officers of the Corporation against any liabilities to the Corporation or its security holders to which any such director or officer would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Article VIII of the Registrant's By-Laws reads as follows:

          "Section 1. Indemnification of Directors and Officers. The Corporation shall indemnify its directors to the full extent that indemnification of directors is permitted by the Maryland General Corporation Law. The Corporation shall indemnify its officers to the same extent as its directors and to such further extent as is consistent with law. The Corporation shall indemnify its directors and officers who while serving as directors or officers also serve at the request of the Corporation as a director, officer, partner, trustee, employee, agent or fiduciary of another corporation, partnership, joint venture, trust, other enterprise or employee benefit plan to the full extent consistent with law. The indemnification and other rights provided by this Article shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person. This Article shall not protect any such person against any liability to the Corporation or any stockholder thereof to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office ("disabling conduct").

          "Section 2. Advances. Any current or former director or officer of the Corporation seeking indemnification within the scope of this Article shall be entitled to advances from the Corporation for payment of the reasonable expenses incurred by him in connection with the matter as to which he is seeking indemnification in the manner and to the full extent permissible under the Maryland General Corporation Law. The person seeking indemnification shall provide to the Corporation a written affirmation of his good faith belief that the standard of conduct necessary for indemnification by the Corporation has been met and a written undertaking to repay any such advance if it should ultimately be determined that the standard of conduct has not been met. In addition, at least one of the following additional conditions shall be met: (a) the person seeking indemnification shall provide a security in form and amount acceptable to the Corporation for his undertaking; (b) the Corporation is insured against losses arising by reason of the advance; or (c) a majority of a quorum of directors of the Corporation who are neither "interested persons" as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended, nor parties to the proceeding ("disinterested non-party directors"), or independent legal counsel, in a written opinion, shall have determined, based on a review of facts readily available to the Corporation at the time the advance is proposed to be made, that there is reason to believe that the person seeking indemnification will ultimately be found to be entitled to indemnification.

          "Section 3. Procedure. At the request of any person claiming indemnification under this Article, the Board of Directors shall determine, or cause to be determined, in a manner consistent with the Maryland General Corporation Law, whether the standards required by this Article have been met. Indemnification shall be made only following: (a) a final decision on the merits by a court or other body before whom the proceeding was brought that the person to be indemnified was not liable by reason of disabling conduct or (b) in the absence of such a decision, a reasonable determination, based upon a review of the facts, that the person to be indemnified was not liable by reason of disabling conduct by (i) the vote of a majority of a quorum of disinterested non-party directors or (ii) an independent legal counsel in a written opinion.

          "Section 4. Indemnification of Employees and Agents. Employees and agents who are not officers or directors of the Corporation may be indemnified, and reasonable expenses may be advanced to such employees or agents, as may be provided by action of the Board of Directors or by contract, subject to any limitations imposed by the Investment Company Act of 1940.

          "Section 5. Other Rights. The Board of Directors may make further provision consistent with law for indemnification and advance of expenses to directors, officers, employees and agents by resolution, agreement or otherwise. The indemnification provided by this Article shall not be deemed exclusive of any other right, with respect to indemnification or otherwise, to which those seeking indemnification may be entitled under any insurance or other agreement or resolution of stockholders or disinterested directors or otherwise. The rights provided to any person by this Article shall be enforceable against the Corporation by such person who shall be presumed to have relied upon it in serving or continuing to serve as a director, officer, employee, or agent as provided above.

          "Section 6. Amendments. References in this Article are to the Maryland General Corporation Law and to the Investment Company Act of 1940 as from time to time amended. No amendment of these By-laws shall affect any right of any person under this Article based on any event, omission or proceeding prior to the amendment.

          The Advisory Agreement between the Registrant and AllianceBernstein L.P. provides that AllianceBernstein L.P. will not be liable under such agreements for any mistake of judgment or in any event whatsoever except for lack of good faith and that nothing therein shall be deemed to protect AllianceBernstein L.P. against any liability to the Registrant or its security holders to which it would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties thereunder, or by reason of reckless disregard of its duties and obligations thereunder.

          The Distribution Services Agreement between the Registrant and AllianceBernstein Investments, Inc. (formerly known as Alliance Fund Distributors, Inc.) ("ABI") provides that the Registrant will indemnify, defend and hold ABI and any person who controls it within the meaning of Section 15 of the Securities Act of 1933, as amended (the "Securities Act"), free and harmless from and against any and all claims, demands, liabilities and expenses which ABI or any controlling person may incur arising out of or based upon any alleged untrue statement of a material fact contained in the Registrant's Registration Statement, Prospectus or Statement of Additional Information or arising out of, or based upon any alleged omission to state a material fact required to be stated in any one of the foregoing or necessary to make the statements in any one of the foregoing not misleading.

          The foregoing summaries are qualified by the entire text of Registrant's Articles of Incorporation and By-Laws, the Advisory Agreement between Registrant and AllianceBernstein L.P. and the Distribution Services Agreement between Registrant and ABI which are filed as Exhibits (a), (b), (d) and (e), respectively, in response to Item 23 of the Registrant's Registration Statement filed on Form N-1A (File Nos. 33-49530 and 811-6730), and each of which are incorporated by reference herein.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          In accordance with Release No. IC-11330 (September 2, 1980), the Registrant will indemnify its directors, officers, investment manager and principal underwriters only if (1) a final decision on the merits was issued by the court or other body before whom the proceeding was brought that the person to be indemnified (the "indemnitee") was not liable by reason or willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office ("disabling conduct") or (2) a reasonable determination is made, based upon a review of the facts, that the indemnitee was not liable by reason of disabling conduct, by (a) the vote of a majority of a quorum of the directors who are neither "interested persons" of the Registrant as defined in section 2(a)(19) of the Investment Company Act of 1940 nor parties to the proceeding ("disinterested, non-party directors"), or (b) an independent legal counsel in a written opinion. The Registrant will advance attorneys fees or other expenses incurred by its directors, officers, investment adviser or principal underwriters in defending a proceeding, upon the undertaking by or on behalf of the indemnitee to repay the advance unless it is ultimately determined that he is entitled to indemnification and, as a condition to the advance, (1) the indemnitee shall provide a security for his undertaking, (2) the Registrant shall be insured against losses arising by reason of any lawful advances, or (3) a majority of a quorum of disinterested, non-party directors of the Registrant, or an independent legal counsel in a written opinion, shall determine, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the indemnitee ultimately will be found entitled to indemnification.

          The Registrant participates in a Joint directors and officers liability insurance policy issued by the ICI Mutual Insurance Company. Coverage under this policy has been extended to directors, trustees and officers of the investment companies managed by AllianceBernstein L.P. Under this policy, outside trustees and directors would be covered up to the limits specified for any claim against them for acts committed in their capacities as trustee or director. A pro rata share of the premium for this coverage is charged to each investment company and to the Adviser.

ITEM 16. Exhibits

          (1) (a) Articles of Incorporation of Registrant - Incorporated by reference to Exhibit 1(a) to Post-Effective Amendment No. 14 of Registrant's Registration Statement on Form N-1A (File Nos. 33-49530 and 811-6730) filed with the Securities and Exchange Commission on January 30, 1998.

               (b) Articles of Amendment to Articles of Incorporation of the Registrant dated July 31, 1992 and filed August 3, 1992 - Incorporated by reference to Exhibit 1(b) to Post-Effective Amendment No. 14 of Registrant's Registration Statement on Form N-1A (File Nos. 33-49530 and 811-6730) filed with the Securities and Exchange Commission on January 30, 1998.

               (c) Certificate of Correction of Articles of Amendment dated September 22, 1992 and filed September 24, 1992 - Incorporated by reference to Exhibit 1(c) to Post-Effective Amendment No. 15 of Registrant's Registration Statement on Form N-1A (File Nos. 33-49530 and 811-6730) filed with the Securities and Exchange Commission on October 30, 1998.

               (d) Articles Supplementary to Articles of Incorporation of Registrant dated April 29, 1993 and filed April 30, 1993 - Incorporated by reference to Exhibit 1(d) to Post-Effective Amendment No. 15 of Registrant's Registration Statement on Form N-1A (File Nos. 33-49530 and 811-6730) filed with the Securities and Exchange Commission on October 30, 1998.

               (e) Articles Supplementary to Articles of Incorporation of Registrant dated September 30, 1996 and filed October 1, 1996 - Incorporated by reference to Exhibit 1 to Post-Effective Amendment No. 11 of Registrant's Registration Statement on Form N-1A (File Nos. 33-49530 and 811-6730) filed with the Securities and Exchange Commission on January 30, 1998.

               (f) Articles of Amendment to Articles of Incorporation dated March 19, 2003 and filed March 20, 2003 - Incorporated by reference to Exhibit (a)(6) to Post-Effective Amendment No. 28 of Registrant's Registration Statement on Form N-1A (File Nos. 33-49530 and 811-6730) filed with the Securities and Exchange Commission on August 7, 2003.

               (g) Articles Supplementary to Articles of Incorporation dated July 31, 2003 and filed August 1, 2003 - Incorporated by reference to Exhibit (a)(7) to Post-Effective Amendment No. 28 of Registrant's Registration Statement on Form N-1A (File Nos. 33-49530 and 811-6730) filed with the Securities and Exchange Commission on August 7, 2003.

               (h) Articles of Amendment to Articles of Incorporation dated October 19, 2004 and filed December 8, 2004 - Incorporated by reference to Exhibit (a)(8) to Post-Effective Amendment No. 32 of Registrant's Registration Statement on Form N-1A (File Nos. 33-49530 and 811-6730) filed with the Securities and Exchange Commission on February 28, 2005.

               (i) Articles Supplementary to the Articles of Incorporation dated February 17, 2005 and filed February 22, 2005 - Incorporated by reference to Exhibit (a)(8) to Post-Effective Amendment No. 32 of Registrant's Registration Statement on Form N-1A (File Nos. 33-49530 and 811-6730) filed with the Securities and Exchange Commission on February 28, 2005.

          (2) Amended and Restated By-Laws of the Registrant - Incorporated by reference from Registrant's Registration Statement on Form N-14AE (File Nos. 333-145821 and 811-06730) filed with the Securities and Exchange Commission on August 10, 2006.

          (3)  Not applicable.

          (4) Form of Agreement and Plan of Acquisition and Liquidation of AllianceBernstein Premier Growth Fund - Incorporated by reference from Appendix E to Part A of Registrant's Registration Statement on Form N-14AE (File Nos. 333-145821 and 811-06730) filed with the Securities and Exchange Commission on August 10, 2006.

          (5)  Not applicable.

          (6)  (a)  Advisory Agreement between the Registrant and
                    AllianceBernstein L.P. - Incorporated by reference to
                    Exhibit 5 to Post-Effective Amendment No. 14 of Registrant's Registration Statement on Form N-1A (File Nos. 33-49530 and 811-6730) filed with the Securities and Exchange Commission on January 30, 1998.

               (b) Form of Amended and Restated Advisory Agreement - Incorporated by reference to Exhibit (d)(2) to Post Effective Amendment No. 31 of Registrant's Registration Statement on Form N-1A (File Nos. 33-49530 and 811-6730) filed with the Securities and Exchange Commission on November 1, 2004.

          (7) (a) Distribution Services Agreement between the Registrant and AllianceBernstein Investments, Inc. (formerly known as Alliance Fund Distributors, Inc.) - Incorporated by reference to Exhibit 6(a) to Post-Effective Amendment No. 14 of Registrant's Registration Statement on Form N-1A (File Nos. 33-49530 and 811-6730) filed with the Securities and Exchange Commission on January 30, 1998.

               (b) Amendment to the Distribution Services Agreement between the Registrant and AllianceBernstein Investments, Inc. (formerly known as Alliance Fund Distributors, Inc.) dated July 16, 1996 - Incorporated by reference to Exhibit 6 to Post-Effective Amendment No. 11 of Registrant's Registration Statement on Form N-1A (File Nos. 33-49530 and 811-6730) filed with the Securities and Exchange Commission on February 3, 1997.

               (c) Amendment to the Distribution Services Agreement dated November 3, 2003 between the Registrant and AllianceBernstein Investments, Inc. (formerly known as Alliance Fund Distributors, Inc.) - Incorporated by reference to Exhibit (e)(3) to Post Effective Amendment No. 31 of Registrant's Registration Statement on Form N-1A (File Nos. 33-49530 and 811-6730) filed with the Securities and Exchange Commission on November 1, 2004.

               (d) Form of Amendment to the Distribution Services Agreement between the Registrant and AllianceBernstein Investments, Inc. (formerly known as Alliance Fund Distributors, Inc.) - Incorporated by reference to Exhibit (e)(4) to Post-Effective Amendment No. 32 of Registrant's Registration Statement on Form N-1A (File Nos. 33-49530 and 811-6730) filed with the Securities and Exchange Commission on February 28, 2005.

               (e) Form of Selected Dealer Agreement between AllianceBernstein Investments, Inc. (formerly known as Alliance Fund Distributors, Inc.) and selected dealers offering shares of Registrant - Incorporated by reference to Exhibit (e)(3) to Post-Effective Amendment No. 34 of the Registration Statement on Form N-1A of AllianceBernstein Municipal Income Fund, Inc. (File Nos. 33-7812 and 811-04791) filed with the Securities and Exchange Commission on January 28, 2005.

               (f) Form of Selected Agent Agreement between AllianceBernstein Investments, Inc. (formerly known as Alliance Fund Distributors, Inc.) and selected agents making available shares of Registrant Incorporated by reference to Exhibit
                    (e)(4) to Post-Effective Amendment No. 34 of the Registration Statement on Form N-1A of AllianceBernstein Municipal Income Fund, Inc. (File Nos. 33-7812 and 811-04791) filed with the Securities and Exchange Commission on January 28, 2005.

          (8)  Not applicable.

          (9) Custodian Contract between the Registrant and State Street Bank and Trust Company - Incorporated by reference to Exhibit 8 to Post-Effective Amendment No. 14 of Registrant's Registration Statement on Form N-1A (File Nos. 33-49530 and 811-6730) filed with the Securities and Exchange Commission on January 30, 1998.

          (10) (a)  Rule 12b-1 Plan - See Exhibit (7)(1) hereto.

               (b) Form of Amended and Restated Rule 18f-3 Plan - Incorporated by reference to Exhibit (n) to Post-Effective Amendment No. 32 of Registrant's Registration Statement on Form N-1A (File Nos. 33-49530 and 811-6730) filed with the Securities and Exchange Commission on February 28, 2005.

          (11) Form of Opinion and Consent - Incorporated by reference from Registrant's Registration Statement on Form N-14AE (File Nos. 333-145821 and 811-06730) filed with the Securities and Exchange Commission on August 10, 2006.


          (12) Opinion of Seward & Kissel LLP as to Tax Matters - Filed herewith.

          (13) (a) Transfer Agency Agreement between the Registrant and AllianceBernstein Global Investor Services, Inc. - Incorporated by reference to Exhibit 9 to Post-Effective Amendment No. 14 of Registrant's Registration Statement on Form N-1A (File Nos. 33-49530 and 811-6730) filed with the Securities and Exchange Commission on January 30, 1998.

               (b) Code of Ethics for the Fund - Incorporated by reference to Exhibit (p)(1) to Post-Effective Amendment No. 74 of the Registration Statement on Form N-1A of AllianceBernstein Bond Fund, Inc. (File Nos. 2-48227 and 811-2383), filed with the Securities and Exchange Commission on October 6, 2000, which is substantially identical in all material respects except as to the party which is the Registrant.

               (c) Code of Ethics for AllianceBernstein L.P. and AllianceBernstein Investments, Inc. (formerly known as Alliance Fund Distributors, Inc.) - Incorporated by reference to Exhibit (p)(2) to Post-Effective Amendment No. 34 of the Registration Statement on Form N-1A of AllianceBernstein Municipal Income Fund, Inc. (File Nos. 33-7812 and 811-04791), filed with the Securities and Exchange Commission on January 28, 2005.

          (14) Consent of Independent Registered Public Accounting Firm - Incorporated by reference from Registrant's Registration Statement on Form N-14AE (File Nos. 333-145821 and 811-06730) filed with the Securities and Exchange Commission on August 10, 2006.

          (15) Not applicable.

          (16) Powers of Attorney for: David H. Dievler, John H. Dobkin, Michael
               J. Downey, William H. Foulk, Jr., D. James Guzy, Nancy P. Jacklin, Marc O. Mayer and Marshall C. Turner, Jr. - Incorporated by reference from Registrant's Registration Statement on Form N-14AE (File Nos. 333-145821 and 811-06730) filed with the Securities and Exchange Commission on August 10, 2006.

          (17) Not applicable.

ITEM 17.  Undertakings

          (1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act 17 CFR 230.145(c), the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment to the Registration Statement on Form N-14 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, on the 25th day of September, 2007.


                                  ALLIANCEBERNSTEIN LARGE CAP GROWTH FUND, INC.


                                  By: Marc O. Mayer*
                                      ----------------------
                                      Marc O. Mayer
                                      President

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

     Signature                         Title                        Date
     ---------                         -----                        ----

1.   Principal Executive Officer:

     Marc O. Mayer*                 President and Chief       September 25, 2007
                                    Executive Officer
2.   Principal Financial and
     Accounting Officer:

     /s/ Joseph J. Mantineo         Treasurer and             September 25, 2007
     ----------------------         Chief Financial
         Joseph J. Mantineo         Officer

3.   Majority of Directors

     David H. Dievler*
     John H. Dobkin*
     Michael J. Downey*
     William H. Foulk, Jr.*
     D. James Guzy*
     Nancy P. Jacklin*
     Marc O. Mayer*
     Marshall C. Turner, Jr.*

*By: /s/ Andrew L. Gangolf                                    September 25, 2007
     ------------------------
         Andrew L. Gangolf
         (Attorney-in-fact)

                                Index to Exhibits

Exhibit No.    Description of Exhibits

(12)           Tax Opinion of Seward & Kissel LLP




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